As filed with the Securities and Exchange Commission on July 17, 2008
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RELIANCE STEEL & ALUMINUM CO.
(Exact Name of Registrant as Specified in Its Charter)

California	95-1142616
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

350 South Grand Avenue, Suite 5100
Los Angeles, California 90071
(213) 687-7700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David H. Hannah
Chairman and Chief Executive Officer
Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071
(213) 687-7700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Kay Rustand, Esq. Vice President and General Counsel Reliance Steel & Aluminum Co. 350 South Grand Avenue, Suite 5100 Los Angeles, California 90071 (213) 687-7700	John D. Lobrano, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered(1)	Price per Share(1)	Offering Price(1)	Registration Fee(2)
Common stock, no par value	—	—	—	—

(1)	Not applicable pursuant to Form S-3 General Instructions II (E). An indeterminate aggregate initial offering price and number of shares of common stock is being registered for sale at indeterminate prices.

(2)	In accordance with Rules 456(b) and 457(r), the Registrant is deferring payment of all of the registration fee.

The information in this preliminary prospectus is not complete and may be changed. We may not deliver these securities until the final prospectus is delivered. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 17, 2008
PROSPECTUS

6,750,000 Shares

Reliance Steel & Aluminum Co.

Common Stock

We are offering 6,750,000 shares of our common stock.

Our common stock is traded on the New York Stock Exchange under the symbol “RS”. The last reported sale price of our common stock on the New York Stock Exchange on July 16, 2008 was $71.79 per share.

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 1,012,500 additional shares of common stock to cover over-allotments, if any.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan
UBS Investment Bank
Banc of America Securities LLC

Citi	KeyBanc Capital Markets

Wachovia Securities	Wells Fargo Securities

                                       , 2008

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference into, this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Unless otherwise indicated or required by the context, the terms “we,” “our,” and “us” refer to Reliance Steel & Aluminum Co. and all of its subsidiaries that are consolidated in conformity with U.S. generally accepted accounting principles and “Reliance” refers to Reliance Steel & Aluminum Co.

As used herein, references to the “PNA Transactions” include the acquisition of PNA Group Holding Corporation (“PNA”) and the related repayment or refinancing of PNA indebtedness, assuming that all PNA Notes (as defined below) are validly tendered and not validly withdrawn pursuant to the tender offers therefor described below, with (i) the net proceeds of this offering, (ii) borrowings under a planned new $250.0 million term loan facility for which we have received commitments from a syndicate of lenders and (iii) borrowings under our existing revolving credit facility. Unless otherwise indicated, we have assumed that the total consideration paid by us for the PNA Notes is paid, together with accrued and unpaid interest, on August 4, 2008.

PROSPECTUS SUMMARY

This summary highlights information from this prospectus and the documents incorporated by reference herein and may not contain all of the information that is important to you. Accordingly, we encourage you to read this entire prospectus carefully, including the documents that are incorporated herein by reference. You may obtain a copy of the documents that we have incorporated by reference without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 42 of this prospectus.

Reliance Steel & Aluminum Co.

We are the largest metals service center company in North America (the United States and Canada). We operate more than 180 facilities in 37 states, Belgium, Canada, China, South Korea and the United Kingdom. We provide various metals processing services and distribute a full line of more than 100,000 metal products, including aluminum, brass, carbon steel, copper, stainless steel, titanium and specialty steel products to more than 125,000 customers in a broad range of industries. Most of our metals service centers process and distribute a focused product mix rather than carry our full line of products, enabling us and our customers to benefit from the knowledge and experience of local personnel who specialize in particular products. We believe that the highly diversified business we have developed makes us less vulnerable to regional- or industry-specific economic volatility than most of our metals service center competitors.

We have grown our business over time through both acquisitions and internal investments. We have purchased and successfully integrated over 40 businesses since our initial public offering in September 1994. We intend to continue to grow our company and improve our operating results through strategic acquisitions and expansion of our existing operations.

In 2007, we generated net sales of $7.26 billion and net income of $408.0 million, the highest annual results in our history. In the first quarter of 2008, we generated net sales of $1.91 billion and net income of $107.4 million.

Recent Developments

Preliminary Results for the Six Months Ended June 30, 2008

On July 17, 2008, we announced our unaudited financial results for the six months ended June 30, 2008. The following financial information is preliminary and may be subject to adjustments in connection with the preparation and filing of our unaudited consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. The preliminary financial information should be read in conjunction with our financial statements, related notes and other financial information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, incorporated by reference in this prospectus.

For the first six months of 2008, we recorded the best six month results in our history in net sales, net income and earnings per diluted share. We reported net sales of $4.0 billion for the six months ended June 30, 2008, an increase of 7.1% over net sales of $3.74 billion for the first six months of 2007. Net income amounted to $264.0 million, an increase of 12.6% over net income of $234.5 million for the first six months of 2007 and earnings per diluted share were $3.58 compared to $3.06 for the first six months of 2007.

Pending Acquisition of PNA

On June 16, 2008, we reached an agreement to acquire the outstanding capital stock of PNA Group Holding Corporation, a leading steel service center group, for an aggregate purchase price of approximately $1.1 billion, including outstanding PNA indebtedness. Through its subsidiaries, PNA processes and distributes primarily carbon steel plate, bar, structural and flat-rolled products. PNA has 23 steel service centers throughout the United States, as well as five joint ventures that operate a total of seven steel service centers in the United States and Mexico. The PNA operations will complement and expand our product offerings and further enhance the customer, product and geographic diversification of our business. We expect to consummate the acquisition of PNA shortly after the closing of this offering, subject to the satisfaction or waiver of customary closing conditions.

We intend to fund the purchase price for the acquisition of PNA and the related repayment or refinancing of PNA indebtedness with the net proceeds of this offering, along with (i) borrowings under a planned new $250.0 million unsecured senior term loan facility for which we have received commitments from a syndicate of lenders and (ii) borrowings under our existing revolving credit facility. See “Use of Proceeds.”

On July 1, 2008, we launched cash tender offers to purchase any and all of the $250.0 million aggregate principal amount of 10.75% Senior Notes due 2016 (the “Fixed Rate Notes”) and any and all of the $170.0 million aggregate principal amount of Senior Floating Rate Toggle Notes due 2013 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “PNA Notes”) issued by subsidiaries of PNA and related consent solicitations to amend the indentures governing the PNA Notes to eliminate substantially all of the restrictive covenants and certain events of default. As of July 15, 2008, all of the outstanding PNA Notes had been tendered and not withdrawn and withdrawal rights in the tender offers have expired. Accordingly, the requisite consents to approve the amendments have been received. However, because all of the PNA Notes have been validly tendered, we expect to surrender the PNA Notes to the trustee for retirement following acceptance of such PNA Notes for payment, making it unnecessary for the indentures to be amended pursuant to the consent solicitations. The tender offers are scheduled to expire on August 1, 2008 and settle on August 4, 2008. The tender offers and the consent solicitations are conditioned on the closing of our acquisition of PNA.

New Unsecured Senior Term Loan Facility

We plan to enter into a credit agreement for a $250.0 million unsecured senior term loan facility for which we have received commitments from a syndicate of lenders. The term loan is expected to mature on November 9, 2011 and be subject to quarterly amortization of principal in equal installments. The term loan is expected to bear interest at a variable rate equal to, at our option, (i) LIBOR plus an applicable margin ranging from 1.25% to 2.25% (which margin is to be determined based upon our total leverage ratio, as will be defined in our credit agreement) or (ii) the base rate (defined as the higher of (a) the bank prime rate and (b) the federal funds rate plus 0.50%). The term loan is expected to be repayable at our option in whole or in part at any time without penalty, subject to reimbursement of the lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The term loan is expected to close prior to our acquisition of PNA and be subject to customary closing conditions, which do not include the consummation of the acquisition of PNA.

Sources and Uses of Funds

The following table illustrates the estimated sources and uses of funds relating to the PNA Transactions. The actual amounts set forth in the table are subject to adjustment and may differ at the time of the consummation of the

PNA Transactions, depending on a number of factors, including the amounts of PNA debt and our existing debt, and the differences from our estimate of fees and expenses.

Sources		Uses
(In millions)

Revolving Credit Facility(1)	$410.9	Consideration for PNA shares	$315.0
New Term Loan Facility	250.0	Repurchase of PNA Notes(1)	474.8
Common Stock offered hereby(2)	464.0	Repayment of other PNA debt	330.0
		Estimated fees and expenses	5.1

Total	$1,124.9	Total	$1,124.9

(1)	Excludes accrued and unpaid interest. Assuming that the consideration for the PNA Notes is paid on August 4, 2008, an aggregate of $15.2 million of accrued and unpaid interest will also be payable to holders of the PNA Notes. Such amount is expected to be borrowed under the revolving credit facility, but is not reflected in the table.

(2)	Based upon the sale of 6,750,000 shares of our common stock offered hereby at an assumed public offering price of $71.79 per share (the last reported sales price for our common stock on the New York Stock Exchange on July 16, 2008), less underwriting discounts and commissions, but before other offering expenses. Assumes no exercise of the underwriters’ over-allotment option.

Industry Overview

Metals service centers acquire products, including carbon steel, aluminum, stainless steel and other metals, typically from metals producers and process those products to meet customer specifications, using techniques such as blanking, leveling (or cutting-to-length), sawing, shape cutting, shearing and slitting. These processing services typically save metals service center customers time and labor and reduce their overall manufacturing costs. Many end-users are not able or willing to invest in the necessary technology, equipment and inventory to process the metals for their own manufacturing operations. Metals service centers purchase, process and deliver metals to end-users in a more efficient and cost-effective manner than the end-user could typically achieve by dealing directly with metals producers. In addition, metals producers often prefer to sell their products through metals service centers, as they prefer to deal in larger order quantities, with longer lead times and to carry limited inventory. According to the periodical Purchasing, in 2007 metals service centers comprised the largest single customer group for the output of North American metals producers, buying and reselling approximately 40% of all aluminum, brass, bronze, carbon steel, copper, stainless and specialty steels and superalloys produced in the United States and Canada. Purchasing reported that the 2007 North American (the United States and Canada) metals distribution industry annual revenue was a record $143 billion, up from $127 billion in 2006.

The metals service center industry has historically been highly fragmented and intensely competitive within localized areas or regions. Many metals service center companies operate single, stand-alone metals service centers, and competition is based primarily on price, inventory availability, timely delivery, customer service, quality and processing capabilities. According to Purchasing, the number of intermediate steel processors and metals service center facilities in North America had decreased from approximately 7,000 locations in 1980 to approximately 3,500 locations, operated by approximately 1,200 parent companies in 2007. This consolidation trend has occurred because economies of scale generally accrue to the benefit of larger metals service centers in the form of enhanced purchasing power relative to suppliers, consistent access to metals supply, access to larger customers with national and global operations and improved access to capital.

Metals service centers are generally less susceptible to market cycles than metals producers, as a metals service center’s cost base is typically more variable in nature than the cost base of a metals producer. In addition, metals service centers are generally able to pass on all or part of metal cost increases to their customers. We believe that metals service centers with the most rapid inventory turns and small order sizes from their customers are generally the least vulnerable to changing metals prices. During periods of weakening demand for metals and declining metals prices, metals service centers’ working capital requirements generally decline, resulting in a near term positive impact on their cash flow.

Following the economic recession from 2001 to 2003, the metals service center industry experienced a broad-based significant upturn beginning in 2004, benefitting from higher metals prices and rising end-user demand. Due to several factors, including the continuing consolidation of metals producers, a reduction in metal production capacity in North America, increased global demand for metal products and increasing raw material costs, the pricing environment for most products offered by metals service centers has continued to be favorable. Carbon steel prices in the United States have risen materially in 2008 due to higher prices for key inputs, such as iron ore, coking coal, ferrous scrap and energy, strong global demand, higher transport costs and a weak U.S. dollar. Stainless steel and aluminum prices have been volatile over the last few years but have remained well above historical averages due to factors similar to those influencing carbon steel pricing.

Our Competitive Strengths

Market Leadership.  According to Purchasing, we are the largest metals service center company in North America (the United States and Canada). We operate more than 180 facilities strategically positioned in close proximity to our customers. We have built our market-leading position and loyal customer base through our focused acquisition strategy, dependable customer service and reputation for integrity. We benefit from our scale and high purchasing volumes, as we are well positioned to negotiate favorable terms and pricing from our suppliers. As the supply of certain metals has tightened in recent years, our strong relationships with our suppliers have allowed us to continue to source product effectively and to serve our customers reliably. We have developed a growing international presence in selected product markets to support the globalization of certain of our larger customers.

Highly Diversified by Customer Base, Products, End-Markets and Geographies.  Our diversified business model reduces our exposure to end-market volatility and enhances our ability to generate strong financial performance through economic cycles. We processed and distributed more than 100,000 metal products to over 125,000 customers in 2007 in a broad range of industries, including non-residential construction, general manufacturing, aerospace, truck trailer, rail car, oil and gas, semiconductor and electronics. Our direct exposure to the residential construction and automobile sectors continues to be limited. In 2007, no single customer accounted for more than 1.0% of our sales and approximately 85% of our sales were from repeat customers. We offer a broad array of value-added services and products, with no product category representing more than 11% of total revenue in 2007. Few metals service centers offer the full range of processing services and metals that we provide. We are also geographically diversified, generating revenue from locations throughout the United States and our growing international operations.

Our Decentralized Business Model.  We maintain a decentralized operational structure comprised of discrete, highly focused businesses that benefit from our established supplier relationships and are able to provide responsive service to our customers. Unlike many of our large competitors, the majority of our purchasing and pricing decisions are made locally by service center management, enabling our metals service centers to react quickly to market trends and customer needs and regularly achieve rapid inventory turns. Our decentralized model enables us to fill smaller orders efficiently. Our average order size was $1,350 in 2007. We shipped almost half of the orders we received within 24 hours of order placement in 2007. Our focus on prompt service and effective inventory management, small order sizes and lack of exposure from long-term contracts have generally enabled us to pass through price increases from our suppliers to our customers. Oftentimes, during periods of increasing metals prices, we have been able to increase our prices to our customers before we receive the higher cost metal in our inventory, providing a temporary increase in our gross profit margin. In most cases we have kept the locally established brand of the businesses we have acquired intact. We have found that we can enhance the performance of these businesses by leveraging our supplier relationships, as well as our corporate infrastructure, operational and financial management expertise and experience to ensure a continuing focus on profitability and working capital optimization.

Experienced and Proven Management Team.  Our senior management team has on average over 20 years of metals industry experience and is supported by considerable management talent, including our senior operating personnel and facility operators. We seek to acquire businesses with experienced management teams to ensure strong leadership throughout our organization. Our executive management team has successfully implemented our acquisition, integration and organic growth strategies establishing us as a market leader. We have executed an effective acquisition strategy, invested in organic growth opportunities, and maintained financial discipline, as reflected in our effective working capital management and strong gross profit margins and financial condition.

Our Strategy

We intend to continue to grow and enhance our market-leading position by pursuing the following strategies:

Growth Through Accretive Strategic Acquisitions.  We are a skilled and experienced acquirer, having purchased and successfully integrated more than 40 businesses since our initial public offering in September 1994. We significantly increased our product portfolio and increased the size of our company with our acquisitions of the Earle M. Jorgensen Company and Yarde Metals, Inc. in 2006 and expect to further expand our market presence and product offerings with our proposed acquisition of PNA. In addition, we have increased our international presence through acquisitions, including an entry into the United Kingdom market, and entry into, and further penetration of, the Canadian market. The metals service center industry remains highly fragmented and intensely competitive within localized areas, providing significant opportunities for further acquisitions. We employ a disciplined acquisition strategy in which we generally expect each acquisition to achieve targeted return thresholds, be immediately accretive to earnings, generate positive free cash flow and diversify our product, customer or geographic position. We also seek to acquire companies led by excellent management teams, whom we incentivize with compensation programs that focus on unit profitability as well as overall corporate performance. We implement measures designed to improve the operating efficiency and profit margins of our acquired businesses by leveraging our consolidated resources and best practices.

Organic Growth Through Expansion and Development.  We continue to evaluate opportunities to expand and invest in our business. Our internal growth activities since 2006 have been at historically high levels for us and have included the opening of new facilities, adding to our processing capabilities and relocating existing operations to larger, more efficient facilities. Many of our internal growth initiatives are customer driven. We have often responded to customer expansions into new markets by opening facilities in those markets and we expect to continue to do so.

Focus on Continual Improvement of Operating Performance at our Service Centers.  We are focused on profitability and working capital management. We have an established track record of raising the profit margins of most of the companies we have acquired by leveraging our consolidated resources and marketplace insight and strong customer and supplier relationships, as well as by applying locally developed knowledge and best practices across our operating facilities. We believe that our approach to managing our businesses enables us to benefit from focused local management teams who specialize in their respective markets and are valued by customers for their integrity, quality and service. We focus on fulfilling small order sizes on a transactional basis rather than large contractual orders. Our metals service centers fulfilled over 5,375,000 orders during 2007 at an average price of approximately $1,350 per order. This strategy enables us to maximize profitability and provide quick turnaround for our customers.

Maintain Financial Strength and Flexibility.  We expect to continue to maintain a strong balance sheet. We believe that ready access to capital on favorable terms and the ability to capitalize on acquisition opportunities at all points in business and economic cycles is important to our continued success. Our financial strength generally results in our enjoying lower financing costs than many of our competitors and acquisition targets. Financial strength also benefits us in our commercial relationships with customers and suppliers.

Our Corporate Information

Our executive offices are located at 350 South Grand Avenue, Suite 5100, Los Angeles, California 90071, and our telephone number at that location is (213) 687-7700. Our website can be accessed at www.rsac.com. Information contained on, or accessible through, our website does not constitute part of this prospectus, except as otherwise expressly provided herein.

The Offering

Common Stock Offered	6,750,000 shares

Common Stock to be Outstanding After this Offering	79,980,947 shares

Over-allotment Option Granted to the Underwriters	We have granted the underwriters a 30-day option to purchase a maximum of 1,012,500 shares of our common stock at the price to the public set forth on the cover page of this prospectus, less underwriting discounts and commissions, to cover over-allotments, if any.

Use of Proceeds	We intend to use all of the net proceeds from this offering to fund a portion of the consideration for the proposed PNA Transactions. See “Use of Proceeds.”

Dividend Policy	We currently expect to pay a quarterly cash dividend of $0.10 per share.

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” together with all the information set forth and incorporated by reference in this prospectus before deciding to invest in our common stock.

Trading Symbol	Our common stock is listed on the New York Stock Exchange and trades under the symbol “RS”.

The number of shares of our common stock to be outstanding immediately after this offering is based on 73,230,947 shares outstanding as of June 30, 2008, and excludes:

•	1,012,500 shares issuable upon exercise of the underwriters’ over-allotment option;

•	3,512,539 shares subject to outstanding options at a weighted average exercise price of $40.84 per share; and

•	6,381,433 additional shares reserved as of June 30, 2008 for future issuance under our equity incentive plans.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option; and

•	a two-for-one stock split effected in July 2006 in the form of a stock dividend.

Summary Consolidated Financial Information

Our summary consolidated financial information and unaudited pro forma financial information shown below should be read together with our consolidated financial statements and respective footnotes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K and Quarterly Report on Form 10-Q incorporated by reference herein. The summary consolidated income statement data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The summary consolidated income statement data for the three months ended March 31, 2007 and 2008 and the balance sheet data as of March 31, 2007 and 2008 have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The unaudited pro forma financial information is derived from our Unaudited Pro Forma Financial Information included herein. The unaudited pro forma balance sheet data as of March 31, 2008 gives effect to the PNA Transactions as if they had occurred on March 31, 2008. The unaudited pro forma statements of income data assume the PNA Transactions were effected on January 1, 2008 and January 1, 2007 for the pro forma statements of income data for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively.

The summary historical financial information and unaudited pro forma financial information included in this prospectus are not necessarily indicative of our financial results for the full year 2008 or any future period. The summary unaudited pro forma financial information is not necessarily indicative of the financial position or results of operations that would have been realized had the proposed PNA Transactions occurred on or as of the dates indicated above, nor do they represent a forecast of the consolidated position of Reliance at any future date or the consolidated results of operations of Reliance for any future period.

	Year Ended December 31,				Three Months Ended March 31,
	Pro				Pro
	Forma				Forma
	2007	2007	2006	2005	2008	2008	2007
	(In thousands, except share and per share data)

Income Statement Data:
Net sales	$8,888,148	$7,255,679	$5,742,608	$3,367,051	$2,382,207	$1,908,170	$1,841,890
Cost of sales	6,772,004	5,418,161	4,231,386	2,449,000	1,799,972	1,415,891	1,369,438

Gross profit	2,116,144	1,837,518	1,511,222	918,051	582,235	492,279	472,452
Operating expenses(1)	1,294,020	1,102,005	876,977	550,411	353,038	299,784	271,609

Operating profit	822,124	735,513	634,245	367,640	229,197	192,495	200,843
Other income (expense):
Interest expense	(101,590)	(78,710)	(61,692)	(25,222)	(22,333)	(16,613)	(20,110)
Other income (expense), net	12,489	9,931	5,768	3,671	271	(387)	374
Amortization expense	(23,284)	(12,007)	(6,883)	(4,125)	(6,029)	(3,209)	(2,304)
Minority interest(2)	(2,708)	(334)	(306)	(8,752)	(838)	(64)	(90)

Income before income taxes	707,031	654,393	571,132	333,212	200,268	172,222	178,713
Provision for income taxes	(266,261)	(246,438)	(216,625)	(127,775)	(75,406)	(64,827)	(67,017)

Net income	$440,770	$407,955	$354,507	$205,437	$124,862	$107,395	$111,696

Earnings per share:
Income from continuing operations — diluted(3)	$5.32	$5.36	$4.82	$3.10	$1.55	$1.46	$1.46

Weighted average shares outstanding — diluted(3)	82,814,616	76,064,616	73,599,681	66,194,724	80,298,014	73,548,014	76,452,752

Income from continuing operations — basic(3)	$5.35	$5.39	$4.85	$3.12	$1.57	$1.47	$1.47

Weighted average shares outstanding — basic(3)	82,372,799	75,622,799	73,134,102	65,870,068	79,607,477	72,857,477	75,862,219

				Three Months Ended March 31,
				Pro
	Year Ended December 31,			Forma
	2007	2006	2005	2008	2008	2007
	(In thousands, except share and per share data)

Other Data:
EBITDA(4)	$812,976	$695,298	$405,065		$210,200	$217,274
Cash flow from operations	638,964	190,964	272,219		107,196	70,769
Capital expenditures	124,127	108,742	53,740		35,973	24,730
Balance Sheet Data:
Working capital	$1,121,539	$1,124,650	$513,529	$1,678,847	$1,168,458	$1,255,382
Total assets	3,983,477	3,614,173	1,769,070	5,560,860	4,165,271	4,075,325
Long-term debt(5)	1,013,260	1,088,051	306,790	1,740,583	1,079,696	1,271,810
Shareholders’ equity	2,106,249	1,746,398	1,029,865	2,557,156	2,093,168	1,864,258
Reconciliation of EBITDA:
Net cash provided by operating activities	$638,964	$190,964	$272,219		$107,196	$70,769
Provision for income taxes	246,438	216,625	127,775		64,827	67,017
Interest expense	78,710	61,692	25,222		16,613	20,110
Other non-cash adjustments(6)	(12,035)	(4,497)	(11,169)		(23)	1,435
Changes in operating assets and liabilities (excluding effect of businesses acquired)	(139,101)	230,514	(8,982)		21,587	57,943

EBITDA(4)	$812,976	$695,298	$405,065		$210,200	$217,274

(1)	Operating expenses include warehouse, delivery, selling, general and administrative expenses and depreciation expense.

(2)	The portion of earnings of American Steel, L.L.C. attributable to our 49.5% partner is included in minority interest through December 31, 2005. On January 3, 2006, we acquired our partner’s interest, increasing our ownership to 100%.

(3)	All share and per share information has been retrospectively adjusted to reflect the two-for-one stock split effected in the form of a 100% stock dividend that was effective July 19, 2006. Pro forma amounts reflect the sale of 6,750,000 shares of our common stock in this offering.

(4)	EBITDA is defined as the sum of income before interest expense, income taxes, depreciation expense and amortization of intangibles. We use EBITDA as a liquidity performance measure and believe EBITDA is useful in evaluating our liquidity because the calculation generally eliminates the effects of financing costs and income taxes and the accounting effects of capital spending and acquisitions, which are assessed and evaluated through other operating performance measures. EBITDA is also commonly used as a measure of operating and liquidity performance for companies in our industry and is frequently used by analysts, investors, lenders, rating agencies and other interested parties to evaluate a company’s financial performance and its ability to incur and service debt. EBITDA is not a recognized measurement under U.S. generally accepted accounting principles and, therefore, represents a non-GAAP financial measure. EBITDA should not be considered in isolation or as a substitute for consolidated statements of income and cash flows data prepared in accordance with U.S. generally accepted accounting principles as it excludes components that are significant in understanding and assessing our results of operations and cash flows. EBITDA as presented is not necessarily comparable with similarly titled measures for other companies.

(5)	Includes the long-term portion of capital lease obligations.

(6)	Other non-cash adjustments include all adjustments to reconcile net income to net cash provided by operating activities except depreciation and amortization and changes in operating assets and liabilities.

RISK FACTORS

The purchase of our common stock involves risks. You should carefully consider the following risks before making a decision to invest in our common stock. If any of the events or circumstances described below actually occur, our business, financial condition and results of operations could suffer, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to the PNA Transactions

If we fail to consummate the proposed acquisition of PNA, our reputation and earnings per share could be negatively affected and the trading price of our common stock could also be adversely affected.

We expect that this offering, the net proceeds of which we intend to use to fund a portion of the cost of the PNA Transactions, will be consummated prior to the completion of the proposed acquisition of PNA. The consummation of the proposed acquisition of PNA is subject to closing conditions and performance of each party’s obligations under the Stock Purchase Agreement. We expect to complete the proposed acquisition of PNA in early August 2008, but we cannot assure you that the transaction will be completed on the anticipated schedule or at all. In particular, there are a number of conditions to our closing the acquisition of PNA, such as the satisfaction of regulatory requirements, including expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

In the event that we complete this offering but fail to complete the proposed acquisition of PNA, we will have issued a substantial number of additional shares of common stock, but we will not realize the anticipated benefits of the proposed acquisition of PNA. As a result, our earnings per share would likely decline because we would not have acquired any incremental sources of earnings to offset the increase in the number of our outstanding shares. If the proposed acquisition of PNA is not completed, we would have an estimated $464.0 million of net proceeds from this offering, after deducting underwriting discounts and commissions but before other offering expenses, that we would expect to use to repay a portion of our outstanding indebtedness, as described under “Use of Proceeds,” and for general corporate purposes, including future acquisitions.

We may not realize the anticipated benefits of the proposed acquisition of PNA.

Whether we will be able to achieve the anticipated benefits of the proposed acquisition of PNA is subject to many uncertainties typically associated with any acquisition we undertake, including those described elsewhere in this prospectus, and general competitive factors in our business. If we fail to achieve such anticipated benefits, we would be likely to miss other market opportunities, and management’s attention would be distracted, all of which could negatively affect our business and our financial results.

The closing of the acquisition of PNA is not conditioned on our ability to secure adequate financing to fund the purchase price and repayment or refinancing of PNA debt.

The Stock Purchase Agreement relating to the acquisition of PNA does not contain a financing condition. After the application of the net proceeds from this offering, we will require substantial additional funds to consummate the acquisition of PNA and related repayment or refinancing of PNA debt. Although we have commitments in place, these commitments contain conditions that, if not satisfied, would permit the providers of such financing to decline to deliver their funds. If we are unable to close the acquisition of PNA due to any breach on our part, including failure to obtain financing, we may be exposed to material contractual and other claims for failure to close as a result of a breach by us. A payment related to a claim for breach could have a material adverse effect on our financial condition and results of operations. For a more detailed discussion of the proposed acquisition of PNA, please see “Prospectus Summary — Recent Developments.” For a more detailed description of the Stock Purchase Agreement, please see “The PNA Transactions — PNA Acquisition Agreement.”

We may not obtain the proposed $250.0 million senior term loan facility, borrowings from which we intend to use to fund a portion of the purchase price of PNA and related repayment or refinancing of PNA debt.

Although we have received written commitments from a syndicate of lenders to enter into a credit agreement for a $250.0 million unsecured senior term loan facility, those commitments contain conditions that, if not satisfied, would permit the providers of such financing to decline to deliver their funds. Such conditions include confirmation that there shall have occurred no material adverse effect to our business since December 31, 2007, that all representations and warranties contained in the credit agreement shall be true and correct in all material respects at the time of the closing and that no event of default or incipient event of default shall have occurred and be continuing or would result from the making of the term loan. If we do not receive the expected funds under the term loan, we expect to draw additional amounts under our revolving credit facility in order to replace such funds as required to consummate the acquisition of PNA and related repayment or refinancing of PNA debt. In such event, we will have reduced liquidity and may be required to forego certain opportunities, including acquisitions, that we might have otherwise pursued.

Risks Related to our Business and Industry

The costs that we pay for metals fluctuate due to a number of factors beyond our control, and such fluctuations could adversely affect our operating results, particularly if we cannot pass on higher metal prices to our customers.

We purchase large quantities of carbon, alloy and stainless steel, aluminum and other metals, which we sell to a variety of end-users. The costs to us for these metals and the prices that we charge customers for our products may change depending on many factors outside of our control, including general economic conditions (both domestic and international), competition, production levels, customer demand levels, import duties and other trade restrictions, currency fluctuations and surcharges imposed by our suppliers. We attempt to pass cost increases on to our customers with higher selling prices but we may not always be able to do so. In particular, in recent periods we have experienced increased metal costs, particularly for carbon steel products, which we have been able to pass on to our customers in the form of increased prices. However, there can be no assurance that we will be able to do so in future periods.

We maintain substantial inventories of metal to accommodate the short lead times and delivery requirements of our customers. Our customers typically purchase products from us pursuant to purchase orders and typically do not enter into long-term purchase agreements or arrangements with us. Accordingly, we purchase metal in quantities we believe to be appropriate to satisfy the anticipated needs of our customers based on information derived from customers, market conditions, historic usage and industry research. Commitments for metal purchases are generally at prevailing market prices in effect at the time orders are placed or at the time of shipment. During periods of rising prices for metal, we may be negatively impacted by delays between the time of increases in the cost of metals to us and increases in the prices that we charge for our products if we are unable to pass these increased costs on to our customers immediately. In addition, when metal prices decline, customer demand for lower prices could result in lower sale prices for our products and, as we use existing inventory that we purchased at higher metal prices, lower margins. Consequently, during periods in which we use this existing inventory, the effects of changing metal prices could adversely affect our operating results.

The prices of metals are subject to fluctuations in the supply and demand for metals worldwide and changes in the worldwide balance of supply and demand could negatively impact our revenues, gross profit and net income.

Metal prices are volatile due to, among other things, fluctuations in foreign and domestic production capacity, raw material availability, metals consumption and foreign currency rates. For example, in the past few years, China has significantly increased both its consumption and production of metals and metal products. Initially, China’s large and growing demand for metals significantly affected the metals industry by diverting supply to China and contributing to the global increases in metal prices. With China’s increased production of metals, it has become a net exporter of certain metals. While this development can affect global pricing, it has yet to have a significant impact on U.S. pricing or the pricing for our products. Any future downturn in China’s general economic condition or increases in its export of metals could cause a reduction in metal prices globally, which could adversely affect our revenues, gross profit and net income. Additionally, significant currency fluctuations in the United States or abroad could negatively impact our cost of metals and the pricing of our products. The decline in the value of the U.S. dollar relative to foreign currencies in recent years has resulted in increased prices for metals and metal products in the United States as imported metals have become relatively more expensive. In addition, when prices for metal products in the United States are lower than in foreign markets, or when the U.S. dollar has weakened such as we are currently experiencing, metals may be sold in foreign markets rather than in the United States, reducing the availability of metal products in the United States which has permitted domestic mills to increase their prices. If, in the future, the U.S. dollar increases in value relative to foreign currencies, the U.S. market may be more attractive to foreign producers, resulting in increased supply that could cause decreased metal prices and adversely affect our revenues, gross profit and net income.

We operate in an industry that is cyclical and any downturn in general economic conditions or in our customers’ specific industries could negatively impact our revenues, gross profit and net income.

The metals service center industry is cyclical and impacted by both market demand and metals supply. Periods of economic slowdown or recession in the United States or other countries, or the public perception that these may occur, could decrease the demand for our products and adversely affect our pricing. For example, the general slowing of the economy in 2001, 2002 and 2003 adversely impacted our sales volume and pricing. While we have been experiencing significantly improved pricing and healthy demand levels since 2004, this trend may not continue. Public perception currently reflects pessimistic economic expectations in the United States and the economy has experienced weakness in certain segments. Changing economic conditions could depress or delay demand for our products, which could adversely affect our revenues, gross profit and net income.

We sell many products to industries that are cyclical, such as the non-residential construction, semiconductor, energy and transportation industries, including aerospace. The demand for our products is directly related to, and quickly impacted by, demand for the finished goods manufactured by our customers in these industries, which may change as a result of changes in the general United States or worldwide economy, domestic exchange rates, raw material prices, energy prices or other factors beyond our control. If we are unable to accurately project the product needs of our customers over varying lead times or if there is a limited availability of products through allocation by the mills or otherwise, we may not have sufficient inventory to be able to provide products desired by our customers on a timely basis. In addition, if we are not able to diversify our customer base and/or increase sales of products to customers in other industries when one or more of the cyclical industries that we serve are experiencing a decline, our revenues, gross profit and net income may be adversely affected.

We compete with a large number of companies in the metals service center industry, and, if we are unable to compete effectively, our revenues, gross profit and net income may decline.

We compete with a large number of other general-line distributors and specialty distributors in the metals service center industry. Competition is based principally on price, inventory availability, timely delivery, customer service, quality and processing capabilities. Competition in the various markets in which we participate comes from companies of various sizes, some of which have more established brand names in the local markets that we serve. Accordingly, these competitors may be better able to withstand adverse changes in conditions within our customers’ industries and may have greater operating and financial flexibility than we have. To compete for customer sales, we may lower prices or offer increased services at a higher cost, which could reduce our revenues, gross profit and net income.

If we were to lose any of our primary suppliers or otherwise be unable to obtain sufficient amounts of necessary metals on a timely basis, we may not be able to meet our customers’ needs and may suffer reduced sales.

We have few long-term contracts to purchase metals. Therefore, our primary suppliers of carbon steel, alloy steel, stainless steel, aluminum or other metals could curtail or discontinue their delivery of these metals to us in the quantities we need with little or no notice. Our ability to meet our customers’ needs and provide value-added inventory management services depends on our ability to maintain an uninterrupted supply of high quality metal from our suppliers. If our suppliers experience production problems, lack of capacity or transportation disruptions, the lead times for receiving our supply of metal could be extended and the cost of our inventory may increase. If, in the future, we are unable to obtain sufficient amounts of the necessary metals at competitive prices and on a timely basis from our traditional suppliers, we may not be able to obtain these metals from acceptable alternative sources at competitive prices to meet our delivery schedules. Even if we do find acceptable alternative suppliers, the process of locating and securing these alternatives may be disruptive to our business, which could have an adverse impact on our ability to meet our customers’ needs and reduce our sales, gross profit and net income. In addition, if a significant domestic supply source is discontinued and we cannot find acceptable domestic alternatives, we may need to find a foreign source of supply. Dependence on foreign sources of supply could lead to longer lead times, increased price volatility, less favorable payment terms, increased exposure to foreign currency movements and certain tariffs and duties and require greater levels of working capital. Alternative sources of supply may not maintain the quality standards that are in place with our current suppliers that could impact our ability to provide the same quality of products to our customers that we have provided in the past, which could cause our customers to divert their business to our competitors or to file claims against us. There has been significant consolidation at the metal producer level both globally and within the United States. This consolidation has reduced the number of suppliers available to us, which could result in increased metals costs to us that we may not be able to pass on to our customers and may limit our ability to obtain the necessary metals to service our customers.

We rely upon our suppliers as to the specifications of the metals we purchase from them.

We rely on mill certifications that attest to the physical and chemical specifications of the metal received from our suppliers for resale and generally, consistent with industry practice, do not undertake independent testing of such metals. Unless otherwise specifically notified by our customers, we rely on our customers to notify us of any metal that does not conform to the specifications certified by the supplying mill. A subsidiary of PNA is currently in a dispute with certain steel traders regarding the quality of specific orders of steel purchased from certain foreign mills and may have unknowingly received non-conforming products. Although our primary sources of products have been domestic mills, we have and will continue to purchase product from foreign suppliers when we believe it appropriate. In the event that metal purchased from domestic suppliers is deemed to not meet quality specifications as set forth in the mill certifications or customer specifications, we generally have recourse against these suppliers for both the cost of the products purchased and possible claims from our customers. However, such recourse will not compensate us for the damage to our reputation that may arise from sub-standard products and possible losses of customers. Moreover, there is a greater level of risk that similar recourse will not be available to us in the event of claims by our customers related to products delivered from foreign suppliers that does not meet the specifications set forth in the mill certifications. In these circumstances, we may be at greater risk of loss for claims for which we do not carry, or do not carry sufficient, insurance.

If we do not successfully implement our acquisition growth strategy, our ability to grow our business could be impaired.

We may not be able to identify suitable acquisition candidates or successfully complete any acquisitions or integrate any other businesses into our operations. If we cannot identify suitable acquisition candidates or are otherwise unable to complete acquisitions, we are unlikely to sustain our historical growth rates, and, if we cannot successfully integrate these businesses, we may incur increased or redundant expenses. Moreover, any additional indebtedness we incur to pay for these acquisitions could adversely affect our liquidity and financial condition.

Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction.

Historically, we have expanded both through acquisitions and internal growth. Since our initial public offering in September 1994, we have purchased and successfully integrated more than 40 businesses. We continue to evaluate acquisition opportunities and expect to continue to grow our business through acquisitions, such as the proposed acquisition of PNA Group Holding Corporation. Risks we may encounter in acquisitions include:

•	the acquired company may not further our business strategy, or we may pay more than it is worth;

•	the acquired company may not perform as anticipated, which could result in an impairment charge or otherwise impact our results of operations;

•	we may not realize the anticipated increase in our revenues if a larger than predicted number of customers decline to continue purchasing products from us;

•	we may have to delay or not proceed with a substantial acquisition if we cannot obtain the necessary funding to complete the acquisition in a timely manner;

•	we may significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or assume existing debt of an acquired company which, among other things, may result in a downgrade of our debt ratings;

•	we may have multiple and overlapping product lines that may be offered, priced and supported differently, which could cause our gross profit margins to decline;

•	our relationship with current and new employees, customers and suppliers could be impaired;

•	our due diligence process may fail to identify risks that could negatively impact our financial condition;

•	we may lose anticipated tax benefits or have additional legal or tax exposures if we have prematurely or improperly combined entities;

•	we may face contingencies related to product liability, environmental matters, intellectual property, financial disclosures, tax positions and accounting practices or internal controls;

•	the acquisition may result in litigation from terminated employees or third parties;

•	our management’s attention may be diverted by transition or integration issues; and

•	we may be unable to obtain timely approvals from governmental authorities under competition and antitrust laws.

These factors could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the case of a larger acquisition or a number of acquisitions.

Our indebtedness could impair our financial condition and reduce the funds available to us for other purposes, and our failure to comply with the covenants contained in our debt instruments could result in an event of default that could adversely affect our operating results.

We have substantial debt service obligations. As of March 31, 2008, we had aggregate outstanding indebtedness of approximately $1.1 billion. After giving effect to the PNA Transactions (including the completion of the cash tender offers as described under “Prospectus Summary — Recent Developments”), we would have had pro forma indebtedness of approximately $1.8 billion as of March 31, 2008. This indebtedness could adversely affect us in the following ways:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

•	a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt, which reduces the funds available to us for our operations or other purposes;

•	some of the interest on our indebtedness is, and will continue to be, accrued at variable rates, which may result in higher interest expense in the event of increases in interest rates, which may occur in future periods;

•	because we may be more leveraged than some of our competitors, our debt may place us at a competitive disadvantage;

•	our leverage may increase our vulnerability to economic or industry downturns and limit our ability to withstand adverse events in our business by limiting our financial alternatives; and

•	our ability to capitalize on significant business opportunities, including potential acquisitions, and to plan for, or respond to, competition and changes in our business may be limited.

Our existing debt agreements contain, and our future debt agreements may contain, financial and restrictive covenants that limit our ability to incur additional debt, including to finance future operations or other capital needs, and to engage in other activities that we may believe are in our long-term best interests, including the disposal or acquisition of assets or other companies or to pay dividends to our shareholders. Our failure to comply with these covenants may result in an event of default which, if not cured or waived, could accelerate the maturity of our indebtedness or prevent us from accessing funds otherwise available under our revolving credit facility. If our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned.

We may not be able to generate sufficient cash flow to meet our existing debt service obligations.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. For example, we may not generate sufficient cash flow from our operations or new acquisitions to repay amounts drawn under our revolving credit facility or the proposed term loan facility when they mature in 2011 and our private notes when they mature on various dates between 2008 and 2013 or our debt securities when they mature in 2016 and 2036. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we expect to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We may not be able to consummate any such transactions at all or on a timely basis or on terms, and for proceeds, that are acceptable to us. These transactions may not be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to timely refinance our obligations on acceptable terms, could adversely affect our ability to serve our customers and could cause us to reduce or discontinue our planned operations.

As a decentralized business, we depend on both senior management and our key operating employees. If we are unable to attract and retain these individuals, our ability to operate and grow our business may be adversely affected.

Because of our decentralized operating style, we depend on the efforts of our senior management, including our chairman and chief executive officer, David H. Hannah, our president and chief operating officer, Gregg J. Mollins, and our executive vice president and chief financial officer, Karla Lewis, as well as our key operating employees. We may not be able to retain these individuals or attract and retain additional qualified personnel when needed. We do not have employment agreements with any of our officers or employees, so they may have less of an incentive to stay with us when presented with alternative employment opportunities. In addition, our senior management and key operating employees hold stock options that have vested and may also hold common stock in our employee stock ownership plan. These individuals may, therefore, be more likely to leave us if the shares of our common stock significantly appreciate in value. The loss of any key officer or employee would require remaining officers and employees to assume additional responsibilities and to direct immediate and substantial attention to seeking a replacement. Our inability to retain members of our senior management or key operating employees or to find adequate replacements for any departing key officer or employee on a timely basis could adversely affect our ability to operate effectively and grow our business.

We are subject to various environmental, employee safety and health and customs and export laws and regulations, which could subject us to significant liabilities and compliance expenditures.

We are subject to various foreign, federal, state and local environmental laws and regulations concerning air emissions, wastewater discharges, underground storage tanks and solid and hazardous waste disposal at or from our facilities. Our operations are also subject to various employee safety and health laws and regulations, including those concerning occupational injury and illness, employee exposure to hazardous materials and employee complaints. We are also subject to customs and export laws and regulations for international shipment of our products. Environmental, employee safety and health and customs and export laws and regulations are comprehensive and complex and change frequently. Some of these laws and regulations are subject to varying and conflicting interpretations. We may be subject from time to time to administrative and/or judicial proceedings or investigations brought by private parties or governmental agencies with respect to environmental matters, employee safety and health issues or customs and export issues. Proceedings and investigations with respect to environmental matters, any employee safety and health issues or customs and export issues could result in substantial costs to us, divert our management’s attention and result in significant liabilities, fines or the suspension or interruption of our metals service center activities. Some of our current properties are located in industrial areas with histories of heavy industrial use. The location of these properties may require us to incur environmental expenditures and to establish accruals for environmental liabilities that arise from causes other than our operations. In addition, we are currently investigating and remediating contamination in connection with certain properties we have acquired. As our business has become more international, the risk of incurring liabilities or fines resulting from non-compliance with customs or export laws has increased. Future events, such as changes in existing laws and regulations or their enforcement, new laws and regulations or the discovery of conditions not currently known to us, could result in material environmental or export compliance or remedial liabilities and costs, constrain our operations or make such operations more costly.

Our operating results have fluctuated, and are expected to continue fluctuating, depending on the season.

Many of our customers are in seasonal businesses, including customers in the non-residential construction and related industries. While the non-residential construction industry in the United States has remained generally strong, it may not continue to do so, particularly as non-residential construction projects are often indirectly adversely affected by slowdowns in residential construction. In addition, our revenues in the months of July, November and December traditionally have been lower than in other months because of increased vacation days and holiday closures for various customers. Consequently, you should not rely on our results of operations during any particular quarter as an indication of our results for a full year or any other quarter.

Ongoing tax audits may result in additional taxes.

Reliance and our subsidiaries are undergoing various tax audits. These tax audits could result in additional taxes, plus interest and penalties being assessed against Reliance or any of our subsidiaries and the amounts assessed could be material.

Damage to our computer infrastructure and software systems could harm our business.

The unavailability of any of our primary information management systems for any significant period of time could have an adverse effect on our operations. In particular, our ability to deliver products to our customers when needed, collect our receivables and manage inventory levels successfully largely depends on the efficient operation of our computer hardware and software systems. Through information management systems, we provide inventory availability to our sales and operating personnel, improve customer service through better order and product reference data and monitor operating results. Difficulties associated with upgrades, installations of major software or hardware, and integration with new systems could lead to business interruptions that could harm our reputation, increase our operating costs and decrease our profitability. In addition, these systems are vulnerable to, among other things, damage or interruption from power loss, computer system and network failures, loss of telecommunications services, operator negligence, physical and electronic loss of data, security breaches and computer viruses.

We have contracted with a third-party service provider that provides us with backup systems in the event that our information management systems are damaged. The backup facilities and other protective measures we take could prove to be inadequate.

Risks Related to this Offering and our Common Stock

The value of your investment may be subject to sudden decreases due to the potential volatility of the price of our common stock.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to various factors, including variations in our quarterly results of operations. Other factors may include matters discussed in other risk factors and the following factors:

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors, or to estimates that we provide in our quarterly earnings releases and conference calls;

•	developments affecting us, our customers or our suppliers;

•	our failure to consummate the acquisition of PNA in a timely manner or at all;

•	our ability to complete the financing for the acquisition of PNA on favorable terms or at all;

•	our ability to retire or refinance PNA’s existing indebtedness;

•	announcements by us regarding proposed or contemplated acquisitions;

•	changes in the legal or regulatory environment affecting our business;

•	press releases, earnings releases or publicity relating to us or our competitors or relating to trends in the metals service center industry;

•	inability to meet securities analysts’ and investors’ quarterly or annual estimates or targets of our performance;

•	a decline in our credit rating by the rating agencies;

•	the operating and stock performance of other companies that investors may deem comparable;

•	sales of our common stock by large shareholders; and

•	general domestic or international economic, market and political conditions.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance. In addition, stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. In the past, some shareholders have brought securities class action lawsuits against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation, regardless of whether our defense is ultimately successful, could result in substantial costs and divert management’s attention and resources.

Principal shareholders who own a significant number of shares may have interests that conflict with yours.

Florence Neilan, our largest shareholder, through a revocable trust, owns 11.6% of the outstanding shares of our common stock as of March 31, 2008. Thomas W. Gimbel, one of our directors who is trustee of her trust, and together with his other holdings, controls 12.5% of the outstanding shares of our common stock. Together, they may have the ability to significantly influence matters requiring shareholder approval. In deciding how to vote on such matters, these shareholders may be influenced by interests that conflict with yours.

We have implemented anti-takeover provisions that may adversely impact your rights as a holder of Reliance common stock.

Certain provisions in our restated articles of incorporation and our restated and amended bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock and the rights of our shareholders. We are authorized to issue

5,000,000 shares of preferred stock with the rights, preferences, privileges and restrictions of such stock to be determined by our board of directors, without a vote of the holders of common stock. Our board of directors could grant rights to holders of preferred stock to reduce the attractiveness of Reliance as a potential takeover target or make the removal of management more difficult. In addition, our restated articles of incorporation and restated and amended bylaws (1) impose advance notice requirements for shareholder proposals and nominations of directors to be considered at shareholder meetings and (2) establish a staggered or classified board of directors. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our board of directors. In addition, our revolving credit facility and new proposed term loan facility and the provisions of our senior private notes and debt securities contain limitations on our ability to enter into change of control transactions.

FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements include discussions of our business strategies and our expectations concerning future operations, margins, profitability, liquidity and capital resources. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “expects,” “predicts,” “potential” and similar expressions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those in the future that are implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider this prospectus and the documents incorporated by reference, you should carefully understand that the forward-looking statements are not guarantees of performance or results.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by the federal securities laws.

Forward-looking statements involve known and unknown risks and uncertainties. Various factors, such as the factors listed below and further discussed in detail in “Risk Factors” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by any forward-looking statements. Among the factors that could cause our results to differ are the following:

•	Our future operating results depend on a number of factors beyond our control, such as the prices for and the availability of metals, which could cause our results to fluctuate significantly over time. During periods of low customer demand it could be more difficult for us to pass through price increases to our customers, which could reduce our gross profit and net income. A significant or rapid increase or decrease in costs from current levels could also have a severe negative impact on our gross profit.

•	We service industries that are highly cyclical, and downturns in our customers’ industries could reduce our revenue and profitability.

•	The success of our business is affected by general economic conditions and, accordingly, our business was adversely impacted by the economic slowdown or recession in 2001, 2002 and 2003. This could occur in future periods.

•	We operate in a very competitive industry and increased competition could reduce our gross profit margins and net income.

•	As a decentralized business, we depend on both senior management and our operating employees; if we are unable to attract and retain these individuals, our results of operations may decline.

•	Foreign currency exchange rates could change, which could affect the price we pay for certain metals and the results of our foreign operations, which have grown as a percentage of our total operations to 5% of sales in 2007.

•	The interest rates on our debt could change. The interest rates on our variable rate debt increased steadily during 2006 and 2007. Although interest rates decreased in the first half of 2008, these rates may increase in the future.

•	We may not be able to consummate future acquisitions, and those acquisitions that we do complete may be difficult to integrate into our business.

•	Our acquisitions, including the proposed acquisition of PNA, might fail to perform as we anticipate. This could result in an impairment charge to write off some or all of the goodwill and/or other intangible assets for that entity. Acquisitions may also result in our becoming responsible for unforeseen liabilities that may adversely affect our financial condition and liquidity. If our acquisitions do not perform as anticipated, our operating results also may be adversely affected.

•	We may fail to consummate the acquisition of PNA in a timely manner or at all.

•	We may fail to close our proposed $250.0 million unsecured senior term loan facility.

•	Environmental and other governmental regulations may require us to expend significant capital and incur substantial costs or may impact the customers we serve which may have a negative impact on our financial results.

•	We may discover internal control deficiencies in our decentralized operations or in an acquisition that must be reported in our filings with the Securities and Exchange Commission (the “SEC”), which may result in a negative impact on the market price of our common stock or the ratings of our debt.

•	If existing shareholders with substantial holdings of our common stock sell their shares, the market price of our common stock could decline.

•	Principal shareholders who own a significant number of our shares may have interests that conflict with yours.

•	We have implemented a staggered or classified board of directors that may adversely impact your rights as a shareholder.

The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements and review carefully the section of this prospectus captioned “Risk Factors” for a more complete discussion of the risks of an investment in our common stock.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions, but before other offering expenses, will be approximately $464.0 million, or up to approximately $533.6 million if the underwriters exercise their over-allotment option, at an assumed public offering price of $71.79 per share, which was the last reported sale price for our common stock on the New York Stock Exchange on July 16, 2008.

We intend to use all of the net proceeds from this offering to fund a portion of the amounts to be paid in connection with the PNA Transactions, including the repayment pursuant to the tender offers and consent solicitations of $250.0 million aggregate principal amount of the Fixed Rate Notes due 2016 bearing interest at a rate of 10.75% and $170.0 million aggregate principal amount of the Floating Rate Notes due 2013 bearing interest, as of March 31, 2008, at a rate of 10.07%, plus premium and accrued and unpaid interest. For more information regarding the PNA Transactions, see “Prospectus Summary — Recent Developments.” We expect to draw under our revolving credit facility, and to use the borrowings under our proposed $250.0 million unsecured senior term loan facility with Bank of America, N.A., as sole arranger, an affiliate of one of the underwriters of this offering, to fund the balance of the amounts to be paid in connection with the proposed PNA Transactions, including the related repayment or refinancing of indebtedness of PNA.

If we do not consummate the proposed acquisition of PNA for any reason, we intend to use a portion of the net proceeds of the offering and the proceeds of the proposed unsecured senior term loan facility to repay amounts outstanding under our revolving line of credit, which was $262.0 million as of March 31, 2008. We do not have specific plans for the balance of the net proceeds if we do not consummate the proposed acquisition of PNA, but we expect to use such net proceeds for general corporate purposes, including future acquisitions. The maturity date of the revolving credit facility is November 9, 2011 and interest accrues at variable rates based on LIBOR plus a margin (currently 0.55%) or the bank prime rate, at our election. Weighted average rates on borrowings outstanding on our revolving credit facility were 3.32% and 5.46% at March 31, 2008 and December 31, 2007, respectively.

Pending such uses, we intend to invest the net proceeds of this offering in short-term, marketable securities.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “RS” and was first traded on the NYSE on September 16, 1994. The following table sets forth the high and low last reported sale prices of the common stock on the NYSE Composite Tape for the stated calendar quarters from January 1, 2006 through July 16, 2008.

	Common Stock Price
	High	Low

Year ending December 31, 2006:
First Quarter	$46.96	$31.45
Second Quarter	$48.77	$33.76
Third Quarter	$41.83	$29.22
Fourth Quarter	$40.75	$31.16
Year ending December 31, 2007:
First Quarter	$48.40	$37.85
Second Quarter	$63.76	$50.27
Third Quarter	$63.18	$43.33
Fourth Quarter	$59.04	$47.34
Year ending December 31, 2008:
First Quarter	$61.07	$44.50
Second Quarter	$77.09	$59.78
Third Quarter (through July 16, 2008)	$78.11	$68.44

On July 16, 2008, the last reported sale price for our common stock on the New York Stock Exchange was $71.79 per share.

DIVIDEND POLICY

Dividends will be paid when, as and if declared by our board of directors. We have paid quarterly cash dividends on our common stock for 48 years. In July 2006, we effected a two-for-one stock split in the form of a stock dividend (all share and per share information has been adjusted to reflect this two-for-one stock split). In February 2008, the board increased the quarterly dividend amount 25% from $0.08 to $0.10 per share of common stock. The board may reconsider or revise this policy from time to time based on conditions then existing, including our earnings, cash flows, financial condition and capital requirements, or other factors the board may deem relevant. We expect to continue to declare and pay dividends in the future, if earnings are available to pay dividends, but we also intend to continue to retain a portion of earnings for reinvestment in our operations and expansion of our business, including through acquisitions. We cannot assure you that either cash or stock dividends will be paid in the future or that, if paid, the dividends will be at the same amount or frequency as paid in the past.

In August and September 2007, we repurchased approximately 1.7 million shares of our common stock at an average cost of $49.10 per share under our Stock Repurchase Plan. In early 2008, we repurchased approximately an additional 2.4 million shares at an average cost per share of $46.97. As of March 31, 2008, we had repurchased a total of 15,193,517 shares of our common stock at an average cost of $18.41 per share, since the Stock Repurchase Plan was first adopted in December 1994. The Stock Repurchase Plan was amended and restated in May 2005. At March 31, 2008, there were 7,883,033 shares of our common stock authorized for repurchase under the Stock Repurchase Plan. Repurchased shares are treated as authorized but unissued shares.

The agreements governing our senior notes and our syndicated credit facility contain covenants which, among other things, require us to maintain a minimum net worth, which may restrict our ability to pay dividends, and to repurchase shares of our common stock. In 2007, our dividend payments represented 6% of our earnings.

The following table contains certain information with respect to our cash dividends declared during the past two years and the first half of 2008:

Date of Declaration	Record Date	Payment Date	Dividends

2/15/06	3/10/06	3/31/06	$0.05 per share
4/19/06	5/26/06	6/16/06	$0.05 per share
7/19/06	8/25/06	9/15/06	$0.06 per share
10/18/06	12/8/06	1/5/07	$0.06 per share
2/14/07	3/9/07	3/30/07	$0.08 per share
4/18/07	6/1/07	6/22/07	$0.08 per share
7/18/07	8/24/07	9/14/07	$0.08 per share
10/17/07	12/7/07	1/4/08	$0.08 per share
2/13/08	3/7/08	3/28/08	$0.10 per share
4/16/08	6/2/08	6/23/08	$0.10 per share

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2008:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (i) the consummation of the proposed acquisition of PNA, (ii) the repurchase by us of the PNA Notes for $474.8 million plus accrued and unpaid interest, and (iii) the repayment of other PNA indebtedness with (a) the borrowing of $250.0 million under our proposed unsecured senior term loan facility, (b) the borrowing of an additional $410.9 million under our revolving credit facility, and (c) this offering of our common stock at an assumed public offering price of $71.79 per share after deducting underwriting discounts and commissions, but before other offering expenses estimated to be approximately $1.0 million.

You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Unaudited Pro Forma Financial Information,” and our financial statements and related notes thereto appearing elsewhere or incorporated by reference in this prospectus.

	As of March 31, 2008
		Pro Forma as
	Actual	Adjusted
	(In millions, except
	share data)

Cash and cash equivalents	$96.7	$106.5

Long-term debt, including current portion:
Revolving line of credit due November 9, 2011	262.0	672.9	(1)
Senior unsecured notes due January 2, 2009	10.0	10.0
Senior unsecured notes due from October 15, 2008 to October 15, 2010	103.0	103.0
Senior unsecured notes due from July 1, 2011 to July 2, 2013	135.0	135.0
Senior unsecured notes due November 15, 2016	349.2	349.2
Senior unsecured notes due November 15, 2036	248.6	248.6
Senior unsecured term loan facility	—	250.0
Other long-term debt and capital lease obligations	24.0	24.0

Total long-term debt	$1,131.8	$1,792.7

Shareholders’ equity:
Preferred stock, no par value, 5,000,000 shares authorized; none issued and outstanding, actual; none issued and outstanding, pro forma as adjusted	—	—
Common stock, no par value, 100,000,000 shares authorized; 72,663,498 shares issued and outstanding, actual; 79,413,498 shares issued and outstanding, pro forma as adjusted	538.5	1,002.5
Retained earnings	1,542.2	1,542.2
Accumulated other comprehensive income	12.5	12.5

Total shareholders’ equity	$2,093.2	$2,557.2

Total capitalization	$3,225.0	$4,349.9

(1)	Assuming that the consideration for the PNA Notes is paid on August 4, 2008, an aggregate of $15.2 million of accrued and unpaid interest will also be payable to holders of the PNA Notes. This amount is expected to be borrowed under Reliance’s revolving credit facility. Amounts borrowed under Reliance’s revolving credit facility do not reflect amounts expected to be borrowed to pay accrued and unpaid interest in connection with the repurchase of the PNA Notes.

The number of shares of our common stock outstanding as of March 31, 2008 in the table above does not reflect:

•	1,012,500 shares issuable upon exercise of the underwriters’ over-allotment option;

•	3,512,539 shares subject to outstanding options at a weighted average exercise price of $40.84 per share; and

•	6,381,433 additional shares reserved for future issuance under our equity incentive plans.

A change of $0.01 in the price per share of Reliance common stock would result in a change of 940 shares of Reliance common stock being issued in the offering in order for Reliance to receive net proceeds (after underwriting discounts and commissions but before other offering expenses) of $464.0 million.

This offering of our common stock is not conditioned upon the consummation of the acquisition of PNA. In the event that the acquisition of PNA is not consummated, we intend to use a portion of the net proceeds of the offering and the proceeds of the proposed unsecured senior term loan facility to repay amounts outstanding under our revolving credit facility. We do not have specific plans for the balance of the net proceeds if we do not consummate the proposed acquisition of PNA, but we expect to use such net proceeds for general corporate purposes, including future acquisitions.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma combined financial statements combine the historical consolidated balance sheets and statements of income of Reliance and PNA, giving effect to the acquisition of PNA using the purchase method of accounting. Certain historical balance sheet and income statement amounts of PNA have been reclassified to conform to the financial statement presentation of Reliance. The pro forma financial information also gives effect to the exclusion of the results of operations of Travel Main Corporation (which will not be acquired by us as part of our acquisition of PNA, and which owns certain real property that is leased to the PNA operating subsidiaries). The pro forma financial information does not give effect, however, to the results of operations of Precision Flamecutting & Steel, L.P. (“Precision”) and Sugar Steel Corporation (“Sugar”) (and its affiliate), businesses which PNA acquired in December 2007 and March 2008, respectively, for periods prior to the acquisition of such businesses. Information supplied by PNA indicates that Precision and Sugar had net sales of approximately $54.5 million and $104.7 million, respectively, for the year ended December 31, 2007. Furthermore, no effect has been given in the unaudited pro forma combined statements of income for (i) operating benefits that may be realized through the combination of the entities and (ii) the elimination of certain non-recurring expenses related to a compensation plan that is being terminated as part of the acquisition, management fees paid to Platinum Equity, an affiliate of PNA, and certain other non-recurring executive compensation and other corporate costs that Reliance does not expect to incur after taking control of PNA of approximately $2.8 million and $15.9 million for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively.

The unaudited pro forma combined balance sheet as of March 31, 2008 gives effect to the PNA Transactions as if they had occurred on March 31, 2008. The unaudited pro forma combined statements of income for the three months ended March 31, 2008 and the year ended December 31, 2007 assume the PNA Transactions were effected on January 1, 2008 and January 1, 2007, respectively.

The unaudited pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial position or consolidated results of operations of Reliance that would have been reported had the acquisition occurred on the dates indicated, nor do they represent a forecast of the consolidated financial position of Reliance at any future date or the consolidated results of operations of Reliance for any future period.

The acquisition of PNA will be accounted for using the purchase method of accounting. The pro forma information presented, including allocation of purchase price, is based on preliminary estimates of the fair values of assets acquired and liabilities assumed, currently available information and assumptions and will be revised as additional information becomes available. The actual adjustments to our consolidated financial statements as a result of the completion of the PNA Transactions will depend on a number of factors, including additional information that will become available on or after the closing date of the acquisition of PNA. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The unaudited pro forma combined financial statements, including the notes thereto, should be read in conjunction with the historical consolidated financial statements, including the notes thereto, and other information of Reliance included in its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Report on Form 10-Q for the three months ended March 31, 2008, and of PNA included in Reliance’s Current Report on Form 8-K filed with the SEC on July 17, 2008 and incorporated herein by reference.

Reliance Steel & Aluminum Co.

Unaudited Pro Forma Combined Balance Sheet
As of March 31, 2008
(In thousands)

			Pro Forma Adjustments
			Less
		PNA Group	Assets and		Other
	Reliance Steel &	Holding	Liabilities	PNA	Pro Forma		Pro Forma
	Aluminum Co.	Corporation	not Purchased	Transactions	Adjustments		Combined
			Note A	Note B	Note C

Assets
Cash and cash equivalents	$96,730	$13,224	$(3,484)	$—	$—		$106,470
Accounts receivable, net	829,203	236,593	—	—	—		1,065,796
Inventories	948,280	452,102	—	—	—		1,400,382
Prepaids and other current assets	22,202	19,110	—	—	—		41,312

Total current assets	1,896,415	721,029	(3,484)	—	—		2,613,960
Property, plant and equipment, net	838,630	88,796	(26,749)	—	39,470	(i)	940,147
Goodwill	882,958	32,667	—	—	361,032	(ii)	1,276,657
Intangible assets, net	461,693	32,127	—	—	145,488	(iii)	639,308
Other assets	85,575	27,450	(8,031)	1,000	(15,206	)(iv)	90,788

Total assets	$4,165,271	$902,069	$(38,264)	$1,000	$530,784		$5,560,860

Liabilities & Shareholders’ Equity
Accounts payable	$464,341	$154,801	$(1,260)	$—	$—		$617,882
Accrued expenses	154,329	37,722	—	—	—		192,051
Income taxes payable	34,045	7,993	—	—	7,900	(v)	49,938
Deferred income taxes	23,141	—	—	—	—		23,141
Current maturities of long-term debt	51,476	—	—	—	—		51,476
Current maturities of capital lease obligations	625	—	—	—	—		625

Total current liabilities	727,957	200,516	(1,260)	—	7,900		935,113
Long-term debt	1,075,351	776,705	(47,996)	(143,913)	76,091	(vi)	1,736,238
Capital lease obligations	4,345	—	—	—	—		4,345
Other long-term liabilities	63,447	3,063	—	—	—		66,510
Deferred income taxes	199,240	6,488	—	—	52,092	(vii)	257,820
Minority interest	1,763	1,915	—	—	—		3,678
Shareholders’ equity (deficit)	2,093,168	(86,618)	10,992	144,913	394,701	(viii)	2,557,156

Total liabilities and shareholders’ equity	$4,165,271	$902,069	$(38,264)	$1,000	$530,784		$5,560,860

Reliance Steel & Aluminum Co.

Notes to Unaudited Pro Forma Combined Balance Sheet

A.	Assets and Liabilities not Purchased by Reliance

These pro forma adjustments are to adjust the historical PNA financial statements for the distribution of Travel Main Corporation (“Travel Main”), an entity not being purchased by Reliance as part of the acquisition of PNA. Travel Main owns certain real property that is leased to various PNA subsidiaries and is controlled by PNA. The operating leases between the PNA entities and Travel Main will remain in place after the acquisition of PNA. Reliance has eliminated Travel Main’s assets, liabilities and Travel Main’s results of operations and Reliance has included the income statement effects of the operating leases in the pro forma financial statements.

B.	PNA Transactions

Represents the pro forma adjustments for the proposed equity offering of 6,750,000 shares of common stock at an assumed public offering price of $71.79 (the last reported sales price of Reliance’s common stock on the New York Stock Exchange on July 16, 2008) for net proceeds of approximately $464.0 million (after deducting underwriting discounts and commissions but before other offering expenses), borrowings of $250.0 million under a proposed term loan facility, and borrowings of $410.9 million under our revolving credit facility. Also, represents the pro forma adjustments to reflect the purchase of the outstanding common stock of PNA for $315.0 million, direct acquisition costs of approximately $4.1 million and the repayment or refinancing of PNA’s outstanding debt of approximately $750.0 million and related tender offer and consent solicitation premium payments of approximately $54.8 million for a total transaction value of approximately $1.12 billion. In addition, assuming that the consideration for the PNA Notes is paid on August 4, 2008, an aggregate of $15.2 million of accrued and unpaid interest will also be payable to holders of the PNA Notes. This amount is expected to be borrowed under Reliance’s revolving credit facility. Amounts borrowed under Reliance’s revolving credit facility do not reflect amounts expected to be borrowed to pay accrued and unpaid interest in connection with the repurchase of the PNA Notes.

C.	Other Pro Forma Adjustments

(i)	Property, Plant, & Equipment

Represents the pro forma adjustment to record the estimated fair values of PNA’s real and personal property based upon preliminary estimates. The values of these assets are subject to adjustment upon completion of our valuations.

(ii)	Goodwill

The estimated total purchase price of the acquisition is based on a price of $315.0 million for all of the outstanding shares of PNA and the repayment or refinancing by Reliance of PNA’s outstanding debt of approximately $750.0 million, as well as related tender offer and consent solicitation premium payments. The total transaction value of approximately $1.12 billion, which includes the purchase price for the outstanding PNA shares, the repayment or refinancing of PNA’s outstanding debt inclusive of tender offer and consent solicitation premium payments and acquisition costs, was allocated to PNA’s assets and liabilities on a fair value basis and resulted in estimated goodwill of approximately $393.7 million.

(iii)	Identifiable Intangible Assets

Represents the pro forma adjustments to record the estimated fair values of PNA’s identifiable intangible assets relating to tradenames, certain customer relationships or other intangible assets from the acquisition based upon preliminary estimates. The fair values of these assets are subject to adjustments upon completion of our valuations.

(iv)	Other Assets

Represents the pro forma adjustments to write off PNA’s unamortized deferred financing costs of $15.2 million.

(v)	Income Taxes Payable

The pro forma adjustment to income taxes payable is related to the planned transfer of the Travel Main entity prior to the acquisition of PNA by way of a distribution to a newly created entity by PNA, in a taxable transaction that will give rise to a tax liability estimated at approximately $7.9 million.

(vi)	Long-Term Debt

Represents the pro forma adjustment to bring total outstanding PNA borrowings to a maximum allowed amount pursuant to the terms of the Stock Purchase Agreement pursuant to which we agreed to acquire PNA, as well as adjustments to the outstanding PNA Notes to reflect their estimated repurchase value under the tender offers.

(vii)	Deferred Income Taxes

The deferred tax liability represents the pro forma adjustment for the additional book/tax differences created from the allocation of purchase price to the fair values of the PNA acquired assets and liabilities assumed. These estimates are based on the estimated prospective statutory tax rate of approximately 38% for the combined company and could change based on changes in the applicable tax rates and finalization of the combined company’s tax position as well as based on changes in the allocation of the purchase price among the acquired assets and liabilities assumed.

(viii)	Shareholders’ Equity

Represents the pro forma adjustments to reflect the excess of Reliance’s purchase price for PNA’s outstanding common stock over the historical stockholders’ equity of PNA.

Reliance Steel & Aluminum Co.

Unaudited Pro Forma Combined Statement of Income
For the Three Months Ended March 31, 2008
(In thousands, except share and per share amounts)

			Pro Forma Adjustments
			Less
		PNA Group	Assets and	Other
	Reliance Steel &	Holding	Liabilities	Pro Forma		Pro Forma
	Aluminum Co.	Corporation	not Purchased	Adjustments		Combined
			Note A	Note B

Net sales	$1,908,170	$474,037	$—	$—		$2,382,207
Other income (expense), net	(387)	658	—	—		271

	1,907,783	474,695	—	—		2,382,478
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown below)	1,415,891	384,081	—	—		1,799,972
Warehouse, delivery, selling, general and administrative	281,628	49,551	(1,540)	—		332,719
Depreciation and amortization	21,365	4,201	143	925	(i)	26,348
Interest expense	16,613	17,472	823	(10,929	)(ii)	22,333

	1,735,497	455,305	(574)	(10,004)		2,181,372

Income before minority interest and income taxes	172,286	19,390	574	10,004		201,106
Minority interest	(64)	(774)	—	—		(838)

Income from continuing operations before income taxes	172,222	18,616	574	10,004		200,268
Provision for income taxes	64,827	7,550	216	3,245	(iii)	75,406

Net income	$107,395	$11,066	$358	$6,759		$124,862

Income from continuing operations — diluted	$1.46					$1.55	(iv)

Weighted average shares outstanding — diluted	73,548,014			6,750,000	(iv)	80,298,014	(iv)

Income from continuing operations — basic	$1.47					$1.57	(iv)

Weighted average shares outstanding — basic	72,857,477			6,750,000	(iv)	79,607,477	(iv)

Reliance Steel & Aluminum Co.

Unaudited Pro Forma Combined Statement of Income
For the Year Ended December 31, 2007
(In thousands, except share and per share amounts)

			Pro Forma Adjustments
			Less
		PNA	Assets and	Other
	Reliance Steel &	Group Holding	Liabilities	Pro Forma		Pro Forma
	Aluminum Co.	Corporation	not Purchased	Adjustments		Combined
			Note A	Note B

Net sales	$7,255,679	$1,632,469	$—	$—		$8,888,148
Other income, net	9,931	2,558	—	—		12,489

	7,265,610	1,635,027	—	—		8,900,637
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown below)	5,418,161	1,353,843	—	—		6,772,004
Warehouse, delivery, selling, general and administrative	1,034,139	178,536	(5,890)	—		1,218,565
Depreciation and amortization	79,873	11,553	573	7,886	(i)	98,739
Interest expense	78,710	63,135	3,334	(36,921	)(ii)	101,590

	6,610,883	1,607,067	(1,983)	(29,035)		8,190,898

Income before minority interest and income taxes	654,727	27,960	1,983	29,035		709,739
Minority interest	(334)	(2,374)	—	—		(2,708)

Income from continuing operations before income taxes	654,393	25,586	1,983	29,035		707,031
Provision for income taxes	246,438	12,309	1,089	8,603	(iii)	266,261

Net income	$407,955	$13,277	$894	$20,432		$440,770

Income from continuing operations — diluted	$5.36					$5.32

Weighted average shares outstanding — diluted	76,064,616			6,750,000	(iv)	82,814,616

Income from continuing operations — basic	$5.39					$5.35

Weighted average shares outstanding — basic	75,622,799			6,750,000	(iv)	82,372,799

Reliance Steel & Aluminum Co.

Notes to Unaudited Pro Forma Combined Statements of Income

A.	Assets and Liabilities Not Purchased by Reliance

These pro forma adjustments are to adjust the PNA financial statements for the distribution of Travel Main, which is not being purchased by Reliance as part of the acquisition of PNA. Travel Main owns certain real property that is leased to various PNA subsidiaries and is controlled by PNA. The operating leases between the PNA entities and Travel Main will remain in place after the acquisition of PNA. Reliance has eliminated Travel Main’s assets, liabilities and Travel Main’s results of operations and Reliance has included the income statement effects of the operating leases in the pro forma financial statements.

B.	Other Pro Forma Adjustments

(i)	Depreciation and Amortization Expense

To reflect the pro forma effect on depreciation and amortization expense of the write-up of PNA’s property, plant and equipment and identifiable intangible assets to their estimated fair market values at the date of the acquisition. The amount of this adjustment may change as the values of the underlying asset valuations are finalized.

(ii)	Interest Expense

Represents the pro forma adjustment for the elimination of interest expense related to all of the approximately $750.0 million of outstanding PNA debt and the addition of the interest expense related to $660.9 million of new debt expected to be incurred by Reliance in connection with the acquisition of PNA and the related repayment or refinancing of all of PNA’s debt, comprised of a proposed $250.0 million term loan and $410.9 million of borrowings under our existing revolving credit facility. In addition, assuming that the consideration for the PNA Notes is paid on August 4, 2008, an aggregate of $15.2 million of accrued and unpaid interest will also be payable to holders of the PNA Notes. This amount is expected to be borrowed under Reliance’s revolving credit facility. Amounts borrowed under Reliance’s revolving credit facility do not reflect amounts expected to be borrowed to pay accrued and unpaid interest in connection with the repurchase of the PNA Notes. For the purposes of the pro forma statements of income, we have assumed an interest rate of 4.21%, based on LIBOR plus 1.75%, in respect of the new term loan, and an interest rate of 3.01%, based on LIBOR plus 0.55%, in respect of the existing revolving credit facility. A change of 0.125% in the applicable interest rates on the borrowings under the term loan and the revolving credit facility would result in a change of $0.8 million in our interest expense on an annual basis. These pro forma adjustments reflect a reduction in interest expense of approximately $10.9 million and $36.9 million for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively primarily due to Reliance’s overall lower cost of borrowing and a portion of the PNA debt being repaid with proceeds from this proposed common stock offering and the other PNA Transactions.

(iii)	Income Tax Provision

To reflect the pro forma effect on consolidated income tax expense of the above adjustments, determined based on an estimated prospective effective tax rate of 37.7% for the combined company. This estimate could change based on changes in the applicable tax rates and finalization of the combined company’s tax position.

(iv)	Shares Outstanding and Earnings per Share

The pro forma weighted average number of basic and diluted shares outstanding is calculated by adding Reliance’s weighted average number of basic and diluted shares of common stock outstanding for the respective periods presented in the unaudited pro forma combined statements of income and adding the additional shares to be issued in connection with the proposed common stock offering by Reliance. Using an assumed public offering price of $71.79 per share (the last reported sale price for Reliance’s common stock on the New York Stock Exchange on July 16, 2008) and estimated net proceeds from the proposed common stock offering (after deducting underwriting discounts and commissions but before other offering expenses) of $464.0 million, 6,750,000 shares are estimated to be issued for the purpose of the calculation of the pro forma weighted average shares outstanding and earnings per share. A change of $0.01 in the price per share of Reliance common stock would result in a change of 940 shares of Reliance common stock being issued in the offering in order for Reliance to receive net proceeds (after underwriting discounts and commissions but before other offering expenses) of $464.0 million.

THE PNA TRANSACTIONS

PNA Acquisition Agreement

On June 16, 2008, RSAC Management Corp., a California corporation that is a wholly owned subsidiary of Reliance (“RSAC”), entered into an agreement (the “Stock Purchase Agreement”) with PNA and its stockholders, Platinum Equity Capital Partners, L.P., Platinum Equity Capital Partners — A, L.P., Platinum Equity Capital Partners — PF, L.P., and Platinum Travel Principals, LLC (collectively, the “Stockholders”), to acquire the outstanding capital stock of PNA. RSAC agreed to pay to the Stockholders cash consideration of $315.0 million, subject to certain adjustments. For further discussion of the proposed acquisition of PNA, please see “Prospectus Summary — Recent Developments.”

RSAC and PNA and the Stockholders have made customary representations, warranties and covenants to one another in the Stock Purchase Agreement, including, among other things, covenants that, prior to the closing of the acquisition, PNA (i) will operate its business in the ordinary course consistent with past practice and (ii) will not engage in certain kinds of transactions.

The obligation of the parties to consummate the acquisition is subject to a number of conditions, including, (i) the expiration or earlier termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) that no governmental authority shall have enacted, issued or effected any law or order making the acquisition illegal or otherwise prohibiting the consummation of the acquisition. Further, the obligation of the Stockholders to consummate the acquisition is subject to a number of conditions, including (i) that the representations and warranties of RSAC contained in the Stock Purchase Agreement shall be true and correct (without giving effect to materiality qualifiers) on and as of the closing date with the same force and effect as though such representations and warranties had been made on and as of the closing date (other than those representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct as of such other date), except to the extent such failure to be true and correct does not, individually or in the aggregate, adversely affect the ability of RSAC to carry out its obligations under, and to consummate the transactions contemplated by, the Stock Purchase Agreement, (ii) that RSAC shall have duly performed and complied with, in all material respects, the covenants and agreements contained in the Stock Purchase Agreement to be performed or complied with by it prior to or at the closing date, and (iii) that PNA shall have obtained the requisite consent of Bank of America, N.A. In addition, the obligation of RSAC to consummate the acquisition is subject to a number of conditions, including (i) that the representations and warranties of the Stockholders and PNA contained in the Stock Purchase Agreement shall be true and correct (without giving effect to materiality or materially adverse effect qualifiers) on and as of the closing date with the same force and effect as though such representations and warranties had been made on and as of the closing date (other than those representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct as of such other date), except to the extent such failure to be true and correct does not, individually or in the aggregate, result in a material adverse change in respect of the business of PNA, (ii) that PNA and the Stockholders shall have duly performed and complied with, in all material respects, the covenants and agreements contained in the Stock Purchase Agreement to be performed or complied with by it prior to or at the closing date and (iii) that there shall have been no material adverse change in respect of the business of PNA. The closing of the acquisition of PNA is not subject to any financing condition.

The Stock Purchase Agreement may be terminated at any time prior to the closing of the acquisition by either RSAC or PNA if (i) the closing has not occurred before October 2, 2008, (ii) a governmental order prohibiting the transactions contemplated by the Stock Purchase Agreement has become final and nonappealable or (iii) both parties have mutually consented to the termination in writing.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10.1 to the registration statement of which this prospectus forms a part. The Stock Purchase Agreement is not intended to provide any factual information about PNA or Reliance; the representations and warranties in the Stock Purchase Agreement are made only to the other parties of the agreement and are qualified or modified by information contained in certain confidential disclosure schedules that have been provided. Accordingly, no person should rely on the representations and warranties as characterizing the actual state of facts at any time.

Tender Offers and Consent Solicitations for PNA Notes

On July 1, 2008, we launched cash tender offers to purchase any and all of the $250.0 million aggregate principal amount of the Fixed Rate Notes and any and all of the $170.0 million aggregate principal amount of the Floating Rate Notes.

Concurrently with the tender offers, we solicited consents from holders of the PNA Notes to certain proposed amendments (the “Amendments”) to each of the indentures pursuant to which the PNA Notes were issued and the PNA Notes themselves. The Amendments would eliminate substantially all of the restrictive covenants contained in the PNA Note indentures and the PNA Notes (other than the covenants related to change of control offers), as well as certain events of default.

As of July 15, 2008, all of the $250.0 million aggregate outstanding principal amount of the Fixed Rate Notes had been validly tendered and not withdrawn and all of the $170.0 million aggregate outstanding principal amount of the Floating Rate Notes had been validly tendered and not withdrawn and withdrawal rights in the tender offers had expired. Accordingly, in the event that the acquisition of PNA is consummated and we accept the PNA Notes for payment pursuant to the tender offers, we will not effect the Amendments, but instead will surrender the PNA Notes to the trustee for retirement. The total consideration for each $1,000 principal amount of Fixed Rate Notes will be $1,205.75 and the total consideration for each $1,000 principal amount of Floating Rate Notes will be $1,020.00, in each case plus accrued and unpaid interest from the last interest payment date to, but not including, the settlement date for the tender offers.

The tender offers are conditioned on the closing of our acquisition of PNA and are subject to certain other customary conditions.

New Term Loan Facility

We plan to enter into a credit agreement for a $250.0 million unsecured senior term loan facility for which we have received commitments from a syndicate of lenders. The term loan is expected to mature on November 9, 2011 and be subject to quarterly amortization of principal in equal installments. The term loan is expected to bear interest at a variable rate equal to, at our option, (i) LIBOR plus an applicable margin ranging from 1.25% to 2.25% (which margin is to be determined based upon our total leverage ratio) or (ii) the base rate (defined as the higher of (a) the bank prime rate and (b) the federal funds rate plus 0.50%). The term loan is expected to be repayable at our option in whole or in part at any time without penalty, subject to reimbursement of the lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The term loan is expected to close prior to our acquisition of PNA and be subject to customary closing conditions, which do not include the consummation of the acquisition of PNA.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock. It is qualified in its entirety by reference to the applicable provisions of California law, our restated articles of incorporation and our restated and amended bylaws, in each case, as in effect on the date of this prospectus.

Common Stock

We are authorized to issue 100,000,000 shares of common stock, no par value per share. As of June 30, 2008, there were 73,230,947 shares of common stock outstanding. All of the issued and outstanding shares are fully paid and nonassessable.

Dividend Rights

We currently pay a quarterly cash dividend on our common stock and have paid dividends on our common stock for the past 48 years. The current quarterly dividend is $0.10 per share. See “Dividend Policy.”

Voting Rights

Holders of common stock are entitled to one vote per share on each matter submitted to a vote of shareholders with the exception of elections for directors for which shareholders have cumulative voting rights. Each shareholder entitled to vote at any election of directors has the right to cumulate such shareholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such shareholder’s votes are entitled, or to distribute such votes among as many candidates as such shareholder sees fit.

Board of Directors

Our restated and amended bylaws provide for a classified board consisting of two classes as nearly equal in number as possible. The members of each class are elected for a period of two years and the term of one class will expire each year.

Liquidation Rights

In the event of liquidation, holders of common stock would be entitled to receive proportionately any assets legally available for distribution to our shareholders with respect to shares held by them, subject to any prior rights of the holders of any preferred stock then outstanding. No preferred stock is currently outstanding.

Preemptive or Other Subscription Rights

Holders of common stock do not have any preemptive rights to subscribe for any of our securities.

Conversion and Other Rights

No conversion, redemption or sinking fund provisions apply to the common stock, and the holders of common stock are not liable to further calls or assessments by us.

Preferred Stock

Under our restated articles of incorporation, we are authorized to issue 5,000,000 shares of preferred stock, no par value per share. As of June 30, 2008, there were no shares of preferred stock issued and outstanding. Our restated articles of incorporation provide that shares of preferred stock may be issued from time to time in one or more series by the board of directors. The board can fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption granted to or imposed upon any wholly unissued series and, within the limits and restrictions stated in any resolution or resolutions of the board originally fixing the number of shares constituting any series, to increase or decrease the number of shares of any series subsequent to the issue of shares of that series. The rights of preferred shareholders may supersede the rights of common shareholders.

Anti-Takeover Measures

Certain provisions in our restated articles of incorporation and our restated and amended bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock and the rights of our shareholders. We are authorized to issue 5,000,000 shares of preferred stock, no par value, with the rights, preferences, privileges and restrictions of such stock to be determined by our board of directors, without a vote of the holders of common stock. Our board of directors could grant rights to holders of preferred stock to reduce the attractiveness of Reliance as a potential takeover target or make the removal of management more difficult. In addition, our restated articles of incorporation and restated and amended bylaws (1) impose advance notice requirements for shareholder proposals and nominations of directors to be considered at shareholder meetings and (2) establish a staggered or classified board of directors. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our board of directors. In addition, our credit facility and the provisions of our senior private notes and debt securities contain limitations on our ability to enter into change of control transactions.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of our common stock is American Stock Transfer & Trust Company.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder,” other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of our common stock. As used herein, the term “non-U.S. holder” means a beneficial owner of our common stock that holds the common stock as a capital asset and that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly on a retroactive basis). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special treatment under the U.S. federal income tax laws (including U.S. expatriates). Prospective holders are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Non-U.S. holders that are partners of a partnership holding our common stock should consult their own tax advisors.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide a properly executed Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. A non-U.S. holder of our common stock eligible for a reduced rate of withholding may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a properly executed Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Effectively connected dividends received by a non-U.S. holder will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

Subject to the discussion below concerning backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise, or

•	Reliance is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

Reliance believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

If a non-U.S. holder is engaged in a trade or business in the United States and gain recognized by the non-U.S. holder on a sale or other disposition of our common stock is effectively connected with the conduct of such trade or business, the non-U.S. holder will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable income tax treaty providing otherwise. Non-U.S. holders whose gain from dispositions of our common stock may be effectively connected with the conduct of a trade or business in the United States are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the non-U.S. holder may be subject to U.S. backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The certification procedures required to claim a reduced rate of withholding under an income tax treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., UBS Securities LLC and Banc of America Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	Shares

J.P. Morgan Securities Inc.
UBS Securities LLC
Banc of America Securities LLC
Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
Wachovia Capital Markets, LLC
Wells Fargo Securities LLC

Total	6,750,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,012,500 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With Full
	Over-Allotment	Over-Allotment
	Exercise	Exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1,000,000.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders.

Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to customary exceptions, (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into a swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc., UBS Securities LLC and Banc of America Securities LLC for a period of 90 days after the date of this prospectus; provided, however, that we may enter into (but not consummate during such 90-day period), or announce our intention to enter into, one or more agreements to acquire assets or businesses, the consideration for which may include shares of our common stock with a value as of the respective dates of such agreements of up to $250.0 million.

Our directors and executive officers and our largest shareholder have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which, subject to customary exceptions, each of these persons for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., UBS Securities LLC and Banc of America Securities LLC, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, or shareholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise; provided, however, that the foregoing agreement will terminate with respect to our largest shareholder in the event of the death or incapacity of the grantor of the trust holding such shareholder’s shares.

We have agreed to indemnify the underwriters and their affiliates, directors and officers against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “RS”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, as well as to PNA and its affiliates, and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. This offering is being conducted pursuant to Conduct Rule 2710(h) of the Financial Industry Regulatory Authority. In addition, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., serves as documentation agent and a lender under our existing revolving credit facility and is expected to be a lender under our new term loan facility. In addition, an affiliate of UBS Securities LLC is a lender under our existing revolving credit facility and is expected to be a lender under our new term loan facility. UBS Securities LLC is also acting as financial advisor to PNA in connection with its sale to us. Bank of America, N.A., an affiliate of Banc of America Securities LLC, serves as an administrative agent and lender under our existing revolving credit facility and is expected to be the administrative agent and a lender under our new term loan facility. Citigroup Global Markets Inc. is acting as the sole dealer manager for the tender offers and consent solicitations relating to the PNA Notes and is acting as financial advisor to PNA in connection with its sale to us, and an affiliate of Citigroup Global Markets Inc. is a lender under our existing revolving credit facility. An affiliate of KeyBanc Capital Markets Inc. is a lender under our existing revolving credit facility and is expected to be a lender under our new term loan facility. An affiliate of Wachovia Capital Markets, LLC is a lender under our existing revolving credit facility and is expected to be a lender under our new term loan facility. An affiliate of Wachovia Capital Markets, LLC also owns PNA Notes, which will be repurchased in connection with the PNA Transactions. An affiliate of Wells Fargo Securities LLC is a lender under our existing revolving credit facility and is expected to be a lender under our new term loan facility. An affiliate of Wells Fargo Securities LLC is also a lender under PNA’s revolving credit facility, which we expect to repay in connection with the PNA Transactions.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

This prospectus is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “relevant persons.” The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

In addition:

•	an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the Securities in, from or otherwise involving the United Kingdom.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no Securities have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the Securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Italy

The offering of the shares of common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares of common stock may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the shares of common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of

Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares of common stock or distribution of copies of the prospectus or any other document relating to the shares of common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares of common stock in the offering is solely responsible for ensuring that any offer or resale of the shares of common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive; the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Switzerland

Our securities may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland only on the basis of a non-public offering, and neither this prospectus nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Japan

Our securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the securities has been prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than a wholesale client.

EXPERTS

The consolidated financial statements and schedules of Reliance appearing in Reliance’s Annual Report on Form 10-K for the year ended December 31, 2007 (including schedules appearing therein) and the effectiveness of Reliance’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of PNA Group Holding Corporation (Successor) as of December 31, 2007 and 2006, for the year ended December 31, 2007 and for the period from May 10, 2006 to December 31, 2006 and the consolidated financial statements of PNA Group, Inc. (Predecessor) for the period from January 1, 2006 to May 9, 2006 and for the year ended December 31, 2005 incorporated in this prospectus by reference to Reliance Steel & Aluminum Co.’s Current Report on Form 8-K dated July 17, 2008, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On January 16, 2008, the Audit Committee of our Board of Directors replaced our independent registered accountant and external auditor, Ernst & Young LLP, with KPMG LLP for the year ending December 31, 2008. Ernst & Young LLP continued as Reliance’s independent registered accountant for the year ended December 31, 2007 and will continue to provide tax and other services to Reliance as may be requested by Reliance from time to time. The Board of Directors ratified and approved this change.

The reports of Ernst & Young LLP on Reliance’s consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2007, 2006 and 2005, there have been no disagreements between Reliance and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the subject matter of the disagreement(s) in connection with its report. None of the “reportable events” described in Item 304(a)(1)(v) of the Regulation S-K promulgated by the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, has occurred during the years ended December 31, 2007, 2006 or 2005.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Davis Polk & Wardwell, Menlo Park, California. Simpson Thacher & Bartlett LLP, New York, New York will pass upon certain legal matters in connection with this offering for the underwriters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov. Copies of documents we file with the SEC are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

We have filed a registration statement on Form S-3 under the Securities Act with the SEC to register the shares of common stock offered by this prospectus. This prospectus does not contain all the information contained in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and the documents filed as exhibits to the registration statement are available for inspection and copying as described above.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference in this prospectus (except exhibits, unless they are specifically incorporated by reference in this prospectus). You should direct any requests for copies to:

Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071
Attention: Investor Relations
Telephone: (213) 687-7700

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document separately filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Reliance has previously filed with the SEC:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on February 29, 2008;

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008 filed with the SEC on May 12, 2008;

•	our current reports on Form 8-K or 8-K/A filed with the SEC on January 8, 2008, January 23, 2008, March 5, 2008, June 19, 2008 and July 17, 2008; and

•	the description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on January 2, 1994, including all amendments and reports filed for the purpose of updating such description.

In addition, all reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus (other than any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless we specifically state in such Current Report that such information is to be considered “filed” under the Exchange Act, or we incorporate it by reference into a filing under the Securities Act or the Exchange Act) will be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of the filing of such reports and documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Notwithstanding the foregoing, we are not incorporating any document or information deemed to have been furnished and not filed in accordance with SEC rules. You may obtain any of the documents incorporated by reference through Reliance or the SEC or its website, as described above in the section entitled “Where You Can Find More Information.” Documents incorporated by reference are available from us without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from us at the following address:

Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071
Attention: Investor Relations
Telephone: (213) 687-7700

You will not be charged for any of these documents that you request. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

6,750,000 Shares

Reliance Steel & Aluminum Co.

Common Stock

PROSPECTUS

, 2008

Part II

Information Not Required in Prospectus

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses, all of which are to be paid by us, in connection with the sale and distribution of the securities being registered:

SEC registration fee	$21,500	*
NYSE listing fee	29,000
Legal fees and expenses	450,000
Accounting fees and expenses	325,000
Printing expenses	150,000
Miscellaneous	24,500

Total	$1,000,000

*	The SEC registration fee is being deferred pursuant to Rule 256.

Item 15.	Indemnification of Directors and Officers

In Article IV of the restated articles of incorporation of the Registrant, the Registrant has eliminated to the fullest extent permitted under California law the liability of directors of the Registrant for monetary damages. Additionally, the Registrant is authorized to indemnify its agents as defined in Section 317 of the California General Corporation Law for breach of their duty to the Registrant and its shareholders through Bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted under Section 317, subject to the limits on such excess indemnification set forth in Section 204 of the California General Corporation Law. Section 5.11 of the Registrant’s restated and amended bylaws provides that the Registrant shall indemnify each of its agents against expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by such person by reason of such person having been made or having been threatened to be made a party to a proceeding to the fullest extent permissible by the provisions of Section 317 of the California Corporations Code, as amended from time to time, and that the Registrant shall advance the expenses reasonably expected to be incurred in defending any such proceeding, upon receipt of the undertaking required by Section 317(f).

Section 204 of the California General Corporation Law allows a corporation, among other things, to eliminate or limit the personal liability of a director for monetary damages in an action brought by the corporation itself or by way of a derivative action brought by shareholders for breach of a director’s duties to the corporation and its shareholders. The provision may not eliminate or limit liability of directors for the following specified actions, however: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders, or that involve the absence of good faith on the part of the director; (iii) for any transaction from which a director derived an improper personal benefit; (iv) for acts or omissions that show a reckless disregard of the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or its shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders; (vi) for transactions between the corporation and a director, or between corporations having interrelated directors; and (vii) for improper distributions and stock dividends, loans and guaranties. The provision does not apply to acts or omissions occurring before the date that the provision became effective and does not eliminate or limit the liability of an officer for an act or omission as an officer, regardless of whether that officer is also a director.

Section 317 of the California General Corporation Law gives a corporation the power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding, whether threatened, pending, or completed, and whether civil, criminal, administrative or investigative, by reason of the fact that that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. A corporation may indemnify such a person against expenses, judgments, fines, settlements and other amounts actually or reasonably incurred in connection with the proceeding, if that person acted in good faith, and in a manner that that person reasonably believed to be in the best interest of the corporation; and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. In an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter (a) as to which the person shall have been adjudged to be liable to the corporation in the performance of that person’s duty to the corporation and its shareholders, unless and only to the extent that the court in which such proceeding was brought shall determine that, in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses; and (b) which is settled or otherwise disposed of without court approval. To the extent that any such person has been successful on the merits in defense of any proceeding, or any claim, issue or matter therein, that person shall be indemnified against expenses actually and reasonably incurred in connection therewith. Indemnification is available only if authorized in the specific case by a majority of a quorum of disinterested directors, by independent legal counsel in a written opinion, by approval of the shareholders other than the person to be indemnified, or by the court. Expenses incurred by such a person may be advanced by the corporation before the final disposition of the proceeding upon receipt of an undertaking to repay the amount if it is ultimately determined that the person is not entitled to indemnification.

Section 317 of the California General Corporation Law further provides that a corporation may indemnify its officers and directors in excess of the statutory provisions if authorized by its articles of incorporation and that a corporation may purchase and maintain insurance on behalf of any officer, director, employee or agent against any liability asserted or incurred in his or her capacity, or arising out of his or her status with the corporation.

In addition to the provisions of the restated articles of incorporation and restated and amended bylaws of the Registrant, the Registrant has entered into indemnification agreements with all of its present directors and officers, to indemnify these persons against liabilities arising from third party proceedings, or from proceedings by or in the right of the Registrant, to the fullest extent permitted by law. Additionally, the Registrant has purchased directors’ and officers’ liability insurance for the benefit of its directors and officers.

At present, there is no pending litigation or proceeding involving a director, officer or employee of Registrant pursuant to which indemnification is sought, nor is Registrant aware of any threatened litigation that may result in claims for indemnification. Section 317 of the California General Corporation Law and the restated and amended bylaws of the Registrant provide for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.  The following exhibits are filed with this Registration Statement or incorporated by reference herein:

Exhibit	Description

1.1	Underwriting Agreement.
4.1	Restated Articles of Incorporation.(1)
4.2	Restated and Amended Bylaws.(1)
4.3	Amendment to Restated Articles of Incorporation.(2)
5.1	Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered.
10.1	Stock Purchase Agreement dated as of June 16, 2008 by and among PNA Group Holding Corporation and its Stockholders and RSAC Management Corp.(3)
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.3	Consent of Davis Polk & Wardwell (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page of this registration statement).

(1)	Incorporated by reference from Exhibits 3.01 and 3.02, respectively, to Registrant’s Registration Statement on Form S-1, as amended, originally filed on May 25, 1994 as Commission File No. 33-79318.

(2)	Incorporated by reference from Appendix A to Registrant’s Proxy Statement for Annual Meeting of Shareholders held May 20, 1998.

(3)	Incorporated by reference from Exhibit 2.1 to Registrant’s Form 8-K dated June 19, 2008.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in subparagraphs (i), (ii) and (iii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those subparagraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 of the registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, State of California, on July 17, 2008.

RELIANCE STEEL & ALUMINUM CO.

By:	/s/ David H. Hannah
Name:     David H. Hannah

Title:	Chairman and Chief Executive Officer

Power of Attorney

The officers and directors of Reliance Steel & Aluminum Co. whose signatures appear below hereby constitute and appoint David H. Hannah and Karla Lewis, or either of them, to act severally as attorneys-in-fact and agents, with power of substitution and resubstitution, for each of them in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ David H. Hannah David H. Hannah	Chief Executive Officer (Principal Executive Officer); Chairman of the Board; Director	July 17, 2008

/s/ Gregg J. Mollins Gregg J. Mollins	President and Chief Operating Officer; Director	July 17, 2008

/s/ Karla R. Lewis Karla R. Lewis	Executive Vice President and Chief Financial Officer (Principal Financial Officer; Principal Accounting Officer)	July 17, 2008

/s/ Thomas W. Gimbel Thomas W. Gimbel	Director	July 17, 2008

/s/ Douglas M. Hayes Douglas M. Hayes	Director	July 17, 2008

/s/ Franklin R. Johnson Franklin R. Johnson	Director	July 17, 2008

Signatures	Title	Date

/s/ Mark V. Kaminski Mark V. Kaminski	Director	July 17, 2008

Andrew G. Sharkey III	Director

/s/ Richard J. Slater Richard J. Slater	Director	July 17, 2008

/s/ Leslie A. Waite Leslie A. Waite	Director	July 17, 2008